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Forbes Meat Co.

Butcher

747 S. Sixth Ave
Tucson, AZ 85701
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Forbes Meat Co. is seeking investment to open our new location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Forbes Meat Co. is offering perks to investors. You earn perks based on your total investment amount in this business.

Forbes Investor Perk Invest $1,000 or more to qualify. 30 of 30 remaining

All investors that invest at least $1000 will receive a 5% percent discount for every purchase during the period of repayment.

OUR STORY

In 2017, I started talking with local ranchers to find out what their biggest needs were. Every rancher said the exact same thing, "We need help processing and distributing our meats". At this time there was no local whole animal butcher shop in Tucson that broke down whole animals and none that sold local meat. There was a gap in the food system that I knew Forbes could fill and this gave birth to our mission, the mission to support the local ranchers as a local butcher.

The first opportunity was to help a local rancher who was having trouble with the processing of her animals. Her issue was getting more diverse cuts of meat that I taught her about and getting them cut to meet the needs of her customers.
The processor she was working with was all about quantity over quality. They didn't want to do custom cuts that utilized the whole animal in a way that was more beneficial to her and her clients many of which were small families that had no need of these huge bulky cuts that her processor produced.
Forbes knew that every customer had different needs and worked hard to meet those needs and this was huge draw for the local consumer.
THE OPPORTUNITY - OUR NEW HOME

The Baffert at Five Points commercial development project will open its doors in early 2023 on the corner of Stone and Sixth Avenue. Our location will consist of 2,500 square feet of retail with outdoor patio dining and indoor bistro tables. The full concept outlined below.

PRESS
NEWSLOCAL RESTAURANTS & BUTCHER SHOP TO OPEN UP IN 'THE BAFFERT AT FIVE POINTS'

Ben Forbes is the proper butcher Tucson deserves

Ben Forbes is not a native to Tucson—in fact it took him a while to get here—but you've seen his work and you know him from the flavor, and texture,

## THE BUTCHERY

Our butchery program won't change much with the exception of a larger and more visual display of our meat program.

We won't have your traditional meat case that separates the customer from the butcher. Instead the customer will be able to be right on the butcher block with the butcher and watch as their meats are pulled from the cooler door

We will also be running Butchery Classes for our customers showcasing proper butchery techniques, sausage making, Charcuterie basics, and more.

## THE MARKET

Customers will be able to pick up fresh produce, cheese, fresh baked bread, crackers, olives, olive oils, vinegars, and just about every spice you'll ever need

Since we make own sausage spice blend it only makes sense to offer spices in bulk and to create our own private label spice blends to use on your meat and seafood.

Our coolers will be stocked with grab and go items like family kits, charcuterie board kits, fresh produce and cheese and more.

## THE BISTRO

We will have an open kitchen in order to create a show and also to maintain the relationship between the guest and the chefs. When dining at Forbes we want you to have a similar experience to dining with your best friends. We want the experience to be comfortable, casual, and of course tasty.

Bistro and Bar offerings: Breakfast, Brunch, Lunch, and Dinner along with Wine by the glass with house cured charcuterie boards.

Guest Chef dinners with Tucsons favorite Chefs including: Gary Hickey, Vida Travis Peters, Devon Sanner, Janet Balderas, Michael Elefante, Janos Wilder, Obie Hindman. and many more.

## THE PATIO

This is the view from the 2nd floor facing West

Our New Space will have a beautiful back patio as well as a roof top patio on the third floor for special events. We will have the best view for the 4th of July and Sunsets.

we have a 1000 square foot back patio and a special event roof top patio on the buildings third floor.

## THE TEAM

Benjamin Forbes

Owner

All my friends wanted to be rock and roll stars and I just wanted to cook food and feed them. I fell in love with the beauty of food and butchery at the age of fourteen. All my buddies were playing the guitar and I was in the kitchen cooking. One of my first jobs was at a little Mom and Pop grocery store, Rancho Market. This little market had an old school butcher shop in it with the hard wood floors all covered in saw dust. My first job as a butcher was cleaning the meat off of bones. My friends thought it was cool that I would cook for their parents. Not much has changed and I still love entertaining. It was in this little butcher shop that I fell in love with the butchers work of breaking down whole sides of beef. However the butcher was much more than just the guy you bought meat from. He was the guy everyone talked to. Going to the butcher wasn't just about the meat but it was a social call. Growing up in Newport Beach, California there were lots of independent local grocery stores with cool butcher shops in them. It was in these independent stores that I learned the butchery trade and many other departments in the retail grocery business as well. I worked in the deli making sandwiches and catering. I stocked the grocery shelves and even went to a wine tasting with the wine buyer at the age of sixteen or seventeen, yes this was the eighties. However my passion was the meat and seafood world and I was very lucky to get to work with the best in the business at the time.

A Message from the Founder:

For those of you who have followed us since we sold our first steak and package of sausage or did our first custom hog butchery or butcher class for the kids at Mountain View High School or your favorite restaurant Charro Steak with Gary Hickey. If you're like me you can't believe that we made it this far with so little. If you've just joined the party, well, welcome and now you know a little bit more about Ben and his journey. Our success thus far is a testament to our community and I have to say, with some tears of joy and shock, that as much as I thought about giving up and still do at times there were more times than I can count that I thought what the hell am I doing, this will never work, well it has and Im so blown away. Now we're ready to take the next step and set in freshly poured concrete a business concept that wasn't just a good idea but a passion project not just for its owner but for our community.

We started out on this mission working in a store that wasn't ours and moved to a cooler in the back ally of a BBQ joint and still, you all showed up to buy meat from a guy you barely knew. Then we started selling at a farmers market and met more and more of this amazing community. Then we found the speakeasy butcher shop we currently operate from and our customer base and friendships have grown exponentially. I've been to some of your homes and shared meals and drinks. Now we are building a home for all of us to share. We don't want to build a butcher shop, we want to build a second home where we can share a meal and make memories as we watch our families and community grow together. We want to be there in your good times and your difficult times.We want to sit at the table together and work through life supporting one another through the highs and lows. Just like when I was a young kid cooking for my friends that were rocking and rolling, or at least they thought they were. I want to cook for you and share the best of all that Tucson has to offer from a fresh meat and culinary experience. This is what has set Forbes apart from everyone else the past five years and will continue to make us a family name.

- Ben Forbes, Owner/Butcher - Forbes Meat Company

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction Expenses, plumbing, electrical, framing and drywall $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,393,600 | $1,532,960 | $1,670,926 | $1,754,472 | $1,807,106 |
| Cost of Goods Sold | $898,040 | $919,000 | $1,002,000 | $1,052,000 | $1,084,000 |
| Gross Profit | $495,560 | $613,960 | $668,926 | $702,472 | $723,106 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $66,000 | $67,650 | $69,341 | $71,074 | $72,850 |
| Utilities | $30,000 | $30,750 | $31,518 | $32,305 | $33,112 |
| Payroll | $317,000 | $324,925 | $333,048 | $341,374 | $349,908 |
| General & Administrative | $8,520 | $8,733 | $8,951 | $9,174 | $9,403 |
| Operating Profit | $74,040 | $181,902 | $226,068 | $248,545 | $257,833 |

This information is provided by Forbes Meat Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Forbes Meat Co. Pitch Deck.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $200,000
Amount Invested $0
Investors 0
Investment Round Ends July 26th, 2022
Summary of Terms
Legal Business Name Forbes Meat Co, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2028
Financial Condition
No operating history

Forbes Meat Comapny LLC was established in 1005-2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Forbes Meat Comapny LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Forbes Meat Comapny LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Forbes Meat Comapny LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Forbes Meat Comapny LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Forbes Meat Comapny LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Forbes Meat Comapny LLC's management or vote on and/or influence any managerial decisions regarding Forbes Meat Comapny LLC. Furthermore, if the founders or other key personnel of Forbes Meat Comapny LLC were to leave Forbes Meat Comapny LLC or become unable to work, Forbes Meat Comapny LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Forbes Meat Comapny LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Forbes Meat Comapny LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Forbes Meat Comapny LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Forbes Meat Comapny LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Forbes Meat Comapny LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Forbes Meat Comapny LLC's financial performance or ability to continue to operate. In the event Forbes Meat Comapny LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Forbes Meat Comapny LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Forbes Meat Comapny LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Forbes Meat Comapny LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Forbes Meat Comapny LLC will carry some insurance, Forbes Meat Comapny LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Forbes Meat Comapny LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Forbes Meat Comapny LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Forbes Meat Comapny LLC's management will coincide: you both want Forbes Meat Comapny LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Forbes Meat Comapny LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Forbes Meat Comapny LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Forbes Meat Comapny LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Forbes Meat Comapny LLC or management), which is responsible for monitoring Forbes Meat Comapny LLC's compliance with the law. Forbes Meat Comapny LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Forbes Meat Comapny LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Forbes Meat Comapny LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Forbes Meat Comapny LLC, and the revenue of Forbes Meat Comapny LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Forbes Meat Comapny LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Forbes Meat Co. is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Forbes Meat Co. is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Forbes Meat Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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